Sona Mobile Holdings Corp.
245 Park Avenue, 39th Floor
New York, New York 10167

March 19, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Sona Mobile Holding Corp.
Registration Statement on Form SB-2 as amended on Form S-1
Registration No. 333-148254

Ladies and Gentlemen:

On behalf of Sona Mobile Holdings Corp. (the “Company”), the undersigned respectfully requests acceleration of the above-referenced Registration Statement (the “Registration Statement”) to 2:00 p.m. on March 21, 2008, or as soon thereafter as possible.

In connection herewith, the Company hereby acknowledges the following:

1.
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sona Mobile Holdings Corp.

          /s/ Stephen Fellows
By:      Stephen Fellows
            Chief Financial Officer